SO 3/17/04

04004982

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED MAR 01 2004 WASH. D.C.

SEC FILE NUMBER
8- 52231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFBA FIVE STAR SECURITIES COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 NORTH WASHINGTON STREET
(No. and Street)

ALEXANDRIA (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIMBERLEY E. WOODING (703) 299-5794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

1751 PINNACLE DRIVE (Address) MCLEAN (City) VA (State) 22102-3811 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KIMBERLEY E. WOODING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFBA FIVE STAR SECURITIES COMPANY, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
CHIEF FINANCIAL OFFICER AND FINANCIAL/OPERATIONS PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star
Investment Management Company

REPORT AND
FINANCIAL STATEMENTS

DECEMBER 31, 2003

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1751 Pinnacle Drive
McLean VA 22102-3811
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors

To the Board of Directors and Shareholder of
AFBA Five Star Securities Company:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of AFBA Five Star Securities Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II and III as of December 31, 2003 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Securities and Exchange Commission under Rule 17a-5 of the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 16, 2004

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 23,117
Distribution fees receivable	26,374
Net service fee receivable from affiliate	29,065
Advanced commissions	119,831
Prepaid expenses	17,683
Fixed assets, net	-
Total assets	$ 216,070

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
General expenses due and accrued	$ 16,070
Total liabilities	16,070
Shareholder's equity:	
Common stock, $1 par value; 25,000 shares authorized; 5,000 shares issued and outstanding	5,000
Additional paid-in capital	195,000
Retained earnings	-
Total shareholder's equity	200,000
Total liabilities and shareholder's equity	$ 216,070

The accompanying notes are an integral part of these financial statements.

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Service fees	$ 117,259
Distribution fees	61,367
Net investment income	67
Total revenues	178,693
Employee compensation and benefits	58,938
Regulatory fees and expenses	24,777
Commission expense	67,659
Other expenses	27,319
Total expenses	178,693
Income before Federal income tax expense	-
Provision for Federal income tax expense	-
Net income	$ -

The accompanying notes are an integral part of these financial statements.

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2002	$ 5,000	$ 95,000	$ -	$ 100,000
Contributions		100,000		100,000
Net income			-	
Balance at December 31, 2003	$ 5,000	$ 195,000	$ -	$ 200,000

The accompanying notes are an integral part of these financial statements.

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	183
Commission expense	67,659
Increase in prepaid expenses	1,571
Increase in distribution fees receivable	(18,979)
Advance commission payments	(156,940)
Increase in service fees receivable	(29,065)
Increase in general expenses due and accrued	(8,045)
Increase in payables to affiliates	(32,647)
Net cash used in operations	(176,263)
Cash flows from financing activities	
Capital contribution from parent	100,000
Net cash used in financing	100,000
Net increase in cash and cash equivalents	(76,263)
Cash and cash equivalents, beginning of year	99,380
Cash and cash equivalents, end of year	$ 23,117

The accompanying notes are an integral part of these financial statements.

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

AFBA Five Star Securities Company (the Company) is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized as a Virginia Corporation on July 19, 1999, and is a wholly-owned subsidiary of AFBA 5 Star Investment Management Company (IMCO) and ultimately a wholly-owned subsidiary of Armed Forces Benefit Association (AFBA).

The Company was established to be a distribution source for IMCO for the marketing of the AFBA 5 Star Funds (the Funds) and is not engaged in any other lines of business. The Company is licensed in forty-one jurisdictions. Because the Company does not carry or hold securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from SEC rule 15c3-3.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies followed by the Company are summarized below:

Cash equivalents - Cash equivalents consist of short-term investments with original maturities of 90 days or less.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is charged to operations using the straight-line method over an estimated useful life of three years.

Service fees - The Company has entered into a contract with IMCO whereby it receives an annual service fee equal to the total operating costs incurred by the Company for the related period, net of any investment earnings received and distribution fees earned.

Commissions - The Company has entered into an agreement with PFPC Distributors, Inc., the primary distributor of the Funds, whereby; the Company, on behalf of the Funds, will advance all sales commissions of the B and C share classes of the Funds. Such advances are capitalized and amortized over the expected contingent deferred sales charge period of seven years for B shares and one year for C shares. Contingent deferred sales charges received from shareholders of the Funds upon redemption of their shares reduce unamortized commissions when received. In return for advancing the sales commissions, the Company receives the 12b-1 distribution fees in the amount of 0.75% per annum of the respective net assets on which a sales commission was advanced. As of December 31, 2003, the Company has advanced $196,230 in commissions with a related expense of $67,659, and recognized $61,367 in distribution fees from the Funds. The Company tests the recoverability of the advance commission asset annually, or when events and changes in circumstances occur that could significantly increase the risk off non-recovery by comparison to estimated undiscounted future cash flows to be realized from this asset. At December 31, 2003 advanced commissions are considered fully recoverable.

Income taxes - The Company is included in the consolidated Federal income tax return filed by 5 Star Financial Company (Financial), IMCO's parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Financial. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 3 - RELATED PARTIES

In addition to the service fees paid to the Company by IMCO, the Company is engaged in a variety of other transactions with affiliated companies relating to the marketing of the Funds and general operations of the Company. Certain costs incurred by the affiliates are passed on to the Company directly. Because of the affiliated relationships, the financial statements may not be indicative of the financial condition or results of operations if the Company were a standalone entity. A formal allocation agreement exists for the allocation of salaries and other personnel costs. Total costs incurred under the agreement were $58,938 in 2003.

The Company had outstanding payables of $8,733 to IMCO for salaries and general operating expenses at December 31, 2003. The Company had outstanding related party receivables of $37,797 to IMCO at December 31, 2003.

The Company leases 152 square feet of office space from Financial. Total rent expense paid in 2003 was $5,485. Total future minimum lease payments under existing leases as of December 31, 2003 are as follows:

For the year ending:	
2004	3,208
Total	$3,208

NOTE 4 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and distribution fees receivable - The carrying amount approximates fair value because of their short maturities.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $7,047, which was $2,047 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.28 to 1.

NOTE 6 – SUBSEQUENT EVENT

In January 2004, the Company received a $50,000 capital contribution from its parent, IMCO, to support the operations of the Company.

Schedule I
AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net capital	
Total shareholder's equity	$ 200,000
Add:	
Subordinated borrowing allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	200,000
Deductions for non-allowable assets:	
Fixed assets, net	-
Distribution fees receivable and net service fee receivable from affiliate	(55,439)
Advanced commissions	(119,831)
Prepaid Expenses	(17,683)
	(192,953)
Tentative net capital	7,047
Haircuts on securities	-
Net capital	$ 7,047
Aggregate indebtedness	$ 16,070
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 2,047
Excess net capital at 1000%	$ 5,440
Ratio: Aggregate indebtedness to net capital	2.28 to 1

There are no material differences between the above computation of net capital and that included in the Company's unaudited December 31, 2003 FOCUS IIA Report.

Schedule II

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 in accordance with Sections K(1) and K(2).

Schedule III

AFBA FIVE STAR SECURITIES COMPANY

(a wholly-owned subsidiary of AFBA 5 Star Investment Management Company)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 in accordance with Sections K(1) and K(2).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1751 Pinnacle Drive
McLean VA 22102-3811
Telephone (703) 918 3000
Facsimile (703) 918 3100

To Board of Directors and Shareholder of
AFBA Five Star Securities Company:

In planning and performing our audit of the financial statements and supplemental schedules of AFBA Five Star Securities Company (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 16, 2004